                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1999

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition  period from ____________________to _________________________
Commission  file number 0-22474

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           American Business Credit, Inc. 401(k) Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           American Business Financial Services, Inc.
                           111 Presidential Blvd.
                           Bala Cynwyd, PA  19004











                      Index to Exhibits appears on page 16

                   AMERICAN BUSINESS CREDIT, INC. 401(K) PLAN

                                    INDEX TO
                              FINANCIAL STATEMENTS


                                                                           Page

Independent Auditors' Report.............................................     1

Statements of Net Assets Available for Benefits..........................     2

Statement of Changes in Net Assets Available for Benefits................     3

Notes to Financial Statements............................................     4

Independent Auditors' Report on Supplemental Material....................     9

Schedule of Assets held for Investment Purposes..........................    10

Schedule of Reportable Transactions......................................    11

Independent Auditors' Report

The Participants and Administrator of the American Business Credit, Inc.
401(k) Plan
Bala Cynwyd, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the American Business Credit, Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.



                                       /s/ BDO Seidman LLP
                                       -----------------------------------------
                                       BDO Seidman LLP
Philadelphia, PA
November 17, 2000

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                 Statements of Net Assets Available for Benefits



December 31,                                                          1999                1998
-------------------------------------------------------------------------------------------------
Assets

Investments, at fair value (Note 3)
     ML Ready Asset Trust                                       $  496,844          $  255,042
     Mutual funds
         ML Fundamental Growth Fund                              1,549,734             716,499
         GAM International Fund                                    320,555             388,798
         MFS Emerging Growth Fund                                  378,517             396,405
         ML Capital Fund                                           741,476             659,823
         ML S&P 500 Index Fund                                     956,700             317,997
         ML Small Cap Index Fund                                    85,457               7,279
         ML Aggregate                                               22,197               1,108
         ML International Index                                    201,494                 697
         ML Federal Securities Trust                               147,984             164,257
         Davis New York Venture Fund Inc.                          891,995             632,644
     Common stock
         American Business Financial Services                       62,328                  --
     Participant loans                                             139,302              57,684
-------------------------------------------------------------------------------------------------

Total investments                                                5,994,583           3,598,233
-------------------------------------------------------------------------------------------------

Cash                                                                (2,781)            342,934
-------------------------------------------------------------------------------------------------

Receivables
     Employer's contribution                                        10,333              68,096
     Participants' contributions                                    56,107              59,471
     Accrued income                                                  1,222                 755
-------------------------------------------------------------------------------------------------

Total receivables                                                   67,662             128,322
-------------------------------------------------------------------------------------------------

Net assets available for benefits                               $6,059,464          $4,069,489
-------------------------------------------------------------------------------------------------

See accompanying independent auditors' report and notes to financial statements.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                       Statement of Changes in Net Assets Available for Benefits

Year ended December 31,                                                             1999
-------------------------------------------------------------------------------------------
Additions
     Investment income
         Interest income
              Money market funds                                              $      795
              Participant loans                                                    6,496
         Dividend income                                                         261,039
         Net appreciation in fair value of investments                           542,327
         Net investment gain from mutual funds                                    38,706
-------------------------------------------------------------------------------------------

Total investment income                                                          849,363

Participants' contributions                                                    1,874,963
Employer contributions                                                           265,616
-------------------------------------------------------------------------------------------

Total additions                                                                2,989,942
-------------------------------------------------------------------------------------------

Deductions
     Benefits paid to participants                                               655,236
     Administrative expenses                                                       1,900
     Transfers out                                                               342,831
-------------------------------------------------------------------------------------------

Total deductions                                                                 999,967
-------------------------------------------------------------------------------------------

Net increase                                                                   1,989,975

Net assets available for benefits at beginning of year                         4,069,489
-------------------------------------------------------------------------------------------

Net assets available for benefits at end of year                              $6,059,464
-------------------------------------------------------------------------------------------

See accompanying independent auditors' report and notes to financial statements.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------

1.  Description     The American Business Credit, Inc. 401(k) Plan (the
    of Plan         "Plan") is a defined contribution plan established in 1995 which provides retirement and related benefits to full-time employees of American Business Credit, Inc. (the "Company").
                    The Plan is subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                    Eligibility

                    Effective July 1, 1999, employees of the Company who have one year of service and are at least 21 years of age are eligible to participate in the Plan.

                    Employer Contributions

                    a) Employer Discretionary Contributions

                       The Company, at the sole discretion of the Board of Directors, contributes an annual amount from the net income (as defined) of the Company. The contribution is allocated to all participants in proportion to their compensation and is limited by provisions in the Internal Revenue Code (the "Code").

                    b) Employer Matching

                       A matching contribution is allocated to each participant who contributed to his/her account during the year. This amount is equal to 25% of the first 5% of participants' annual contribution.


                                  See accompanying independent auditors' report.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------

                    Employee Contributions

                    Each year, participants may contribute an amount of pretax annual compensation, as defined by the Plan, up to the maximum allowed by the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans

                    Participant Accounts

                    Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                    Vesting

                    Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Effective July 1, 1999, a participant is 100% vested after two years of credited service, upon attainment of normal retirement date or upon death or total disability.



                                  See accompanying independent auditors' report.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------

                    Investment Options

                    Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of eleven investment options as follows:

                    o ML Fundamental Growth Fund Class D
                    o GAM International Fund Class A
                    o MFS Emerging Growth Fund Class A
                    o ML Capital Fund Class D
                    o ML S&P 500 Index Fund Class A
                    o ML Small Cap Index
                    o ML Aggregate
                    o ML International Index Fund Class A
                    o ML Federal Securities Trust Class D
                    o Davis New York Venture Fund Inc.
                    o American Business Financial Services Common Stock

                    Participant Loans

                    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective vested account balances. Loan terms range from one to five years, with an interest rate equal to the prime rate when the loan is originated.

                    Payment of Benefits

                    On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or may elect to receive benefits in the form of an annuity or in annual installments.



                                  See accompanying independent auditors' report.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------

2.  Summary of      Basis of Accounting
    Significant
    Accounting      The financial statements of the Plan are prepared under the
    Policies        accrual method of accounting.

                    Use of Estimates

                    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                    Investment Valuation and Income Recognition

                    Investments are stated at market value based upon quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                    Payment of Benefits

                    Benefits are recorded when paid.

                    Administrative Expenses

                    Substantially all administrative and operating costs of the Plan are borne by the Company.






                                  See accompanying independent auditors' report.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------

3.  Investments     The Plan's investments are held by a bank-administered
                    trust fund.

4.  Related Party   The Plan's investments are in separate accounts managed by
    Transactions    Merrill Lynch, the Trustee  of the Plan as defined.
                    Therefore, these transactions qualify as party-in-interest.
                    Fees paid by the Plan for investment management services approximated $1,900 for the year ended December 31, 1999.

5.  Income Taxes    The Plan is an adoptor of the Merrill Lynch Special
                    Prototype Defined Contribution Plan and Trust which has received a letter from the Internal Revenue Service dated
                    June 29, 1993. The Plan has been amended since its initial adoption. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no taxes have been provided for in the accompanying financial statements.













                                  See accompanying independent auditors' report.

Independent Auditors'
Report on
Supplemental Material

The Participants and Administrator of the American Business Credit, Inc.
401(k) Plan
Bala Cynwyd, Pennsylvania

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the American Business Credit, Inc. 401(k) Plan (the "Plan") as of December 31, 1999 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets held by the Plan Trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                       /s/ BDO Seidman LLP
                                       -----------------------------------------
                                       BDO Seidman LLP
Philadelphia, PA
November 17, 2000

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                  Schedule of Assets Held for Investment Purposes at End of Year
                      Federal Identification Number 23-1567035 - Plan Number 001
--------------------------------------------------------------------------------

December 31,                                                                                                 1999
-------------------------------------------------------------------------------------------------------------------
(a)                    (b)                                   (c)                          (d)            (e)

               Identity of Issue,
           Borrower, Lessor or Similar                                                                    Current
                      Party                       Description of Investment             Cost (1)            Value
-------------------------------------------------------------------------------------------------------------------

*         Merrill Lynch                     Ready Asset Trust                          $  496,844     $   496,844
*         Merrill Lynch                     Fundamental Growth Fund                     1,312,452       1,549,734
*         Merrill Lynch                     GAM International Fund                        286,780         320,555
*         Merrill Lynch                     MFS Emerging Growth Fund                      253,985         378,517
*         Merrill Lynch                     Capital Fund                                  796,685         741,476
*         Merrill Lynch                     S&P 500 Index Fund                            863,112         956,700
*         Merrill Lynch                     Small Cap Index                                77,211          85,457
*         Merrill Lynch                     Aggregate Fund                                 22,860          22,197
*         Merrill Lynch                     International Index Fund - Class A            182,173         201,494
*         Merrill Lynch                     Federal Securities Trust - Class C            153,455         147,984
*         Merrill Lynch                     Davis New York Venture Fund                   802,067         891,995
*         American Business                 Common Stock                                   65,329          62,328
            Financial Services
          Participants                      Loans, 8% - 11%                                    --         139,302

* Party-in-interest

(1) Revalued cost

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                             Schedule of Reportable Transactions
                      Federal Identification Number 23-1567035 - Plan Number 001

Year ended December 31,                                                                                1999
------------------------------------------------------------------------------------------------------------------



                            Description of Asset
Identity of         (include interest rate and maturity          Purchase            Selling           Cost
Party Involved             in the case of a loan)                   Price              Price       of Asset
------------------------------------------------------------------------------------------------------------------
Merrill Lynch     ML Ready Asset Trust                           $381,682         $               $
Merrill Lynch     ML Fundamental Growth FD Class D                882,086
Merrill Lynch     ML Capital Fund Class D                         432,406
Merrill Lynch     ML S&P 500 Index Fund Class A                   660,668
Merrill Lynch     Davis New York Venture FD Inc.                  378,345
Merrill Lynch     ML Fundamental Growth FD Class D                240,623 (1)        306,190        240,623 (1)
Merrill Lynch     GAM International FD Class A                    245,168 (1)        253,277        245,168 (1)
Merrill Lynch     ML Capital Fund Class D                         273,694 (1)        300,423        273,694 (1)


[RESTUB TABLE]

Year ended December 31,                                                                 1999
----------------------------------------------------------------------------------------------


                                                                 Current Value
                            Description of Asset                   of Asset on         Net
Identity of         (include interest rate and maturity            Transaction        Gain
Party Involved             in the case of a loan)                         Date       (Loss)
----------------------------------------------------------------------------------------------
Merrill Lynch     ML Ready Asset Trust                                $381,682     $
Merrill Lynch     ML Fundamental Growth FD Class D                     882,086
Merrill Lynch     ML Capital Fund Class D                              432,406
Merrill Lynch     ML S&P 500 Index Fund Class A                        660,668
Merrill Lynch     Davis New York Venture FD Inc.                       378,345
Merrill Lynch     ML Fundamental Growth FD Class D                     240,623      65,567
Merrill Lynch     GAM International FD Class A                         245,168       8,109
Merrill Lynch     ML Capital Fund Class D                              273,694      26,729


(1) Revalued cost

Exhibits:

         The following exhibits are filed herewith.



Regulation S-K Exhibit No.          Description
--------------------------          -----------

          23                        Consent of BDO Seidman LLP

                                   SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        AMERICAN BUSINESS
                                        CREDIT, INC. 401(K) PLAN
                                        --------------------------
                                              (Name of Plan)

Date:   January 8, 2001                 By: /s/ Albert W. Mandia
        ---------------                     ------------------------------------
                                            Albert W. Mandia, Trustee

Date:   January 8, 2001                     /s/ Stephen M. Giroux
        ---------------                     ------------------------------------
                                             Stephen M. Giroux, Trustee

Date:   January 8, 2001                     /s/ John Baran
        ---------------                     ------------------------------------
                                            John Baran, Trustee

                                  EXHIBIT INDEX


Regulation S-K Exhibit No.             Description
--------------------------             -----------

         23.1                          Consent of BDO Seidman LLP